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                                                                    EXHIBIT 14.1

                                 CODE OF ETHICS

                               Wake Forest Federal
                                  Ethics Policy

Wake Forest Federal Savings & Loan Association (together with Wake Forest Bancshares, Inc. and Wake Forest Bancorp, MHC, collectively "Wake Forest Federal" or the "Association" ) has a responsibility to its community, its customers, and its shareholders to ensure that its Directors, Officers and Employees conduct themselves in a manner ethically consistent with the highest standards of conduct. By keeping our commitment to them, we will make certain that our actions are founded on integrity, fairness, and impartiality.

In their capacity as Directors, Officers, or Employees of Wake Forest Federal, each individual is expected to show impartiality and objectivity in professional encounters representing the Association. Transactions involving the Association should be conducted at arms length. Wake Forest Federal expects each individual to avoid the appearance of impropriety by prohibiting personal gain or benefit from any transaction undertaken on the Association's behalf. Such prohibition of personal gain or benefit extends to family members and friends. In order to promote fairness and objectivity, Directors, Officers, and Employees should refrain from accepting gifts, entertainment or other items of value which are more than de minimus in amount.

Any conduct or transaction which creates a conflict of interest or is professionally unethical and dishonest, is prohibited. In addition, no individual should purposely or with reckless disregard fail to follow an applicable law, governmental rule or regulation.

The Association through Wake Forest Bancshares, Inc. (the public reporting entity or the "Company") is committed to disseminating timely, full, accurate, fair and objective information in an understandable format to its shareholders, regulators, exchanges, the investing public and other interested parties. Officers of the Company or the Association who have disclosure responsibilities are directed to fulfill this commitment in a responsible manner.

The Association expects prompt internal reporting of violations of this Ethics Policy by the individual who has violated the Policy, or by others who become aware of the breach in the event the responsible party does not disclose the indiscretion. It is a breach of this Policy to retaliate against any individual who discloses relevant violations to appropriate officials. Reporting should be made to the Chief Executive Officer, who in turn will report all violations to the Audit Committee. In the event that the Chief Executive Officer violates the Policy, he or she should report the violation to the Chairman of the Board, who will forward the violation on to the Audit Committee. The Association expects accountability for adherence to the Policy, and reserves the right to take whatever actions are appropriate under the circumstances to enforce the Policy, and to deal with violations that occur.

The Association expects its Directors, Officers and Employees to conduct themselves in a ethical manner whenever they are representing Wake Forest Federal or any situation where their actions might reflect on how the Association is perceived. Any deviations or waivers from this Policy must be approved in advance by the Board of Directors.

File name:  Ethics Policy
Revised:  February 18, 2003